FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 21, 2024

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”) Federated Hermes Intermediate Corporate Bond Fund (the “Fund”) Class R6 Shares 1933 Act File No. 033-03164 1940 Act File No. 811-04577

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on May 31, 2024, with respect to Post-Effective Amendment No. 245 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 238 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the registration statement of the above-referenced Registrant and Fund filed on April 16, 2024 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Fund intends to file an amended Registration Statement reflecting the responses herein.

General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
5.	Please update the ticker for the Fund’s Class R6 Shares, when available, in the EDGAR system.

RESPONSE:

The Registrant will respond as requested.

Prospectus

COMMENT 1. Risk/Return Summary: Fees and Expenses

In Footnote 1 to the Fund’s fee table, please delete references to “voluntary” and “on their own initiative.” These statements are unclear and suggest that the waivers and/or reimbursements are not contractual in nature.

RESPONSE:

The Fund’s investment adviser (“Adviser”) and certain of its affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with the Fund’s Board of Trustees (“Board”) unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s “Fee Limit,” as defined in Footnote 1, is the threshold for total Fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not reflected in the fee table in accordance with Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and/or reimbursements.

COMMENT 2. Risk/Return Summary: Investments, Risks and Performance

Under the section “What are the Fund’s Main Investment Strategies?” the Staff notes the following:

“The Fund may invest in derivative contracts and/or hybrid instruments to implement elements of its investment strategy.”

Please specify the types of derivative instruments in which the Fund may principally invest and include corresponding risk disclosure. We note that any principal investment strategies disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in achieving its objectives. Further, the disclosure concerning the Fund’s principal risks should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant will revise its derivatives disclosure in line with the relevant guidance. The following revisions will be made to the summary strategy (additions bold and underlined):

“The Fund may invest in derivative contracts (such as, for example, futures contracts,) and/or hybrid instruments to implement elements of its investment strategy.”

In addition, a conforming change will be made to the first sentence in the tenth paragraph of the full investment strategy (additions bold and underlined):

“The Fund may use derivative contracts (such as, for example, futures contracts,) and/or hybrid instruments to implement elements of its investment strategy.”

The Registrant confirms that the Fund’s existing disclosure reflects securities and risk descriptions for futures and hybrid instruments.

COMMENT 3. Risk/Return Summary: Investments, Risks and Performance

Under the section “What are the Fund’s Main Investment Strategies?” the Staff notes the following:

“Derivative investments made by the Fund are included within the Fund’s 80% policy (as described below) and are calculated at market value.”

Given the upcoming compliance date for the amendments to Rule 35d-1 under the 1940 Act, please supplementally confirm that, if the Fund changes its 80% investment policy, the Fund will provide 60 days advance notice to shareholders of such change in 80% investment policy.

RESPONSE:

The Registrant supplementally confirms that 60 days advance notice will be provided to shareholders if there is a change to the Fund’s 80% investment policy. At this time, the Fund does not anticipate changing its name or its 80% investment policy.

COMMENT 4. Performance: Average Annual Total Return Table

The Staff notes the inclusion of an additional comparative index for the Fund in the Average Annual Total Return Table. Form N-1A Item 4(b)(2), Instruction 2(b), requires disclosure in the narrative explanation accompanying the bar chart and table if one or more indexes in addition to the broad-based securities market index is included. Accordingly, please disclose the required information about the additional index.

Furthermore, the additional index, Lipper Corporate Debt Funds BBB-Rated Average, does not appear to be an index. Please include narrative disclosure to explain what it is if it is not an index.

RESPONSE:

In addition to the performance comparison against a required broad-based securities market index, the Fund includes a performance comparison to the Lipper Corporate Debt Funds BBB-Rated Average, which shows the Fund’s performance against the average returns of the funds in the Fund’s Lipper, Inc. peer group. Accordingly, the Lipper Corporate Debt Funds BBB-Rated Average is not an index but reflects the average returns of like competitor funds.

The Registrant will revise the introductory disclosure as shown below (additions bold and underlined).

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods and includes comparative performance information against a broad-based securities market index and peer group, which reflects the returns of like competitor funds, as disclosed below. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

Statement of Additional Information

COMMENT 5. Investment Objective (and Policies) and Investment Limitations – Concentration of Investments

The Staff notes the Fund’s fundamental “Concentration of Investments” policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.”

Please revise the fundamental limitation at a future meeting of shareholders to clarify that the referenced municipal securities are issued by governments or political subdivisions of governments, pursuant to Investment Company Act Release No. 9785 dated May 31, 1977, and municipal securities that are excluded from the concentration policy are tax-exempt securities issued by a state or local municipality but do not include private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-government entity. Understanding that this policy requires shareholder approval to change it, the requested clarification should be made for now under the “Additional Information” section following the Fund’s investment limitations.

Also, the Staff notes the following disclosure in the “Additional Information” section:

“In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities. To conform to the current view of the SEC that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.”

With respect to the above disclosure, the Staff requests the following edits:

a)	Add the word “deposit” in the sentence (addition bold and underlined): “To conform to the current view of the SEC that only domestic bank deposit instruments may be excluded from industry concentration limitations …”
b)	Revise the following sentence as follows (addition bold and underlined): “In addition, investments in bank instruments that are not deposit instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes …”
c)	Add a sub-section (d) to the list to state that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from assets and revenues of a non-governmental entity in order to determine compliance with its concentration policy.

RESPONSE:

As the Staff has noted, the Fund’s concentration policy is fundamental and, as an open-end investment company, the Registrant does not hold regularly scheduled shareholder meetings at which the revised investment limitation can be presented to shareholders for approval. In consideration of this comment and the additional Staff comments enumerated in a) through c) above, the Registrant will revise the following paragraph under “Additional Information” as shown below (additions bold and underlined, deletions stricken).

“In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; ~~and~~ (c) asset-backed securities will be classified according to the underlying assets securing such securities; (d) municipal securities shall exclude municipal securities issued by states and municipalities but will include private activity municipal debt securities issued by a non-governmental entity; and (e) the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity to the industry related to such non-governmental entity. To conform to the current view of the SEC that only domestic bank deposit instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect. In addition, investments in bank instruments that are not deposit instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.”

Part C – Other Information

COMMENT 6. Item 28(j)

Please confirm that an auditor’s consent will be included in the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that an auditor’s consent will be filed in the Registrant’s Rule 485(b) filing.

Questions on this letter or requests for additional information may be directed to me at 724-720-7260 or at susan.lloyd@FederatedHermes.com.

Very truly yours,

/s/ Susan Lloyd
Susan Lloyd
Senior Paralegal
Federated Hermes, Inc.